Issued on behalf of RELX PLC and RELX NV
25 February 2016

RELX Group announces Board changes

RELX Group announces today the following changes to the composition of its Boards, to be effective following the conclusion of the RELX NV and RELX PLC Annual General Meetings to be held on 20 and 21 April 2016 respectively.

Lisa Hook and Robert Polet will retire from the Boards. Ms Hook has served as a Non-Executive Director since April 2006 and as Senior Independent Director since April 2013. Mr Polet has served as a Non-Executive Director since April 2007.

Following Ms Hook’s retirement, Dr Wolfhart Hauser will be appointed as Senior Independent Director. Dr Hauser has served as a Non-Executive Director and Chairman of the Remuneration Committee since April 2013.

Carol Mills and Robert MacLeod will be appointed as Non-Executive Directors of RELX NV and RELX PLC, subject to shareholder approval at the respective Annual General Meetings. They will also be appointed as Non-Executive Directors of RELX Group plc.

Ms Mills currently chairs the board of directors and compensation committee of Xactly Corporation, a software provider of cloud-based business solutions. She also serves on the boards of directors of Ingram Micro, a global distributor of information technology products, and WhiteHat Security, a software provider of cloud-based services. Ms Mills previously served on the boards of Adobe Systems, Alaska Communications, Tekelec Corporation and Blue Coat Systems. From 2004-2006, she was executive vice president and general manager of the Infrastructure Products Group at Juniper Networks, and from 1998-2002 was CEO of Acta Technology. Prior to this, Ms Mills spent 16 years at Hewlett-Packard in a number of executive roles.

Mr MacLeod is currently chief executive of Johnson Matthey Plc, the FTSE 100 speciality chemicals company and global leader in sustainable technologies, having joined as group finance director in 2009. Since 2007 he has served as a non-executive director at Aggreko plc, the FTSE 250 provider of rental power generators, equipment and systems. He will be retiring from the Aggreko board on 28 April 2016. Prior to joining Johnson Matthey, Mr MacLeod spent five years as group finance director at WS Atkins plc, the multinational engineering consultancy group, having joined as group financial controller in 2003. After starting his career with KPMG, from 1993-2002 he held a variety of senior finance and M&A roles with Enterprise Oil plc in the UK and US.

Commenting on the changes, Anthony Habgood, Chairman said:

“On behalf of the Directors, I would like to thank Lisa and Robert for their significant contributions to the Boards over the past 10 and 9 years respectively. This has been an extraordinary period in the transformation of our Group and Lisa and Robert have played vitally important roles in that development.”

“I would like to welcome both Carol and Robert to RELX Group. With Carol’s more than 30 years in the enterprise software and technology sectors, including extensive board experience, and Robert’s considerable international experience in executive and non-executive roles in the engineering and chemicals sectors, coupled with strong strategic and financial skills, they will be valuable additions to our Boards. These appointments continue RELX Group’s ongoing evolution of its Boards and I look forward to Carol and Robert joining us following the AGMs in April.”

Save as disclosed above, there are no additional details to disclose under Listing Rule 9.6.13R (1) to (6) in respect of the appointments of Ms Mills or Mr MacLeod.

-ENDS-

ENQUIRIES:	Colin Tennant (Investors)	Paul Abrahams (Media)
	+44 (0)20 7166 5751	+44 (0)20 7166 5724

Notes to Editors
About RELX Group

RELX Group is a worldleading provider of information and analytics for professional and business customers across industries. The group serves customers in more than 180 countries and has offices in about 40 countries. It employs approximately 30,000 people of whom half are in North America. RELX PLC is a London listed holding company which owns 52.9% of RELX Group. RELX NV is an Amsterdam listed holding company which owns 47.1% of RELX Group. The shares are traded on the London, Amsterdam and New York Stock Exchanges using the following ticker symbols: London: REL; Amsterdam: REN; New York: RELX and RENX. The total market capitalisation is approximately £25bn/€31bn/$35bn.